SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
 FORM 12b-25
NOTIFICATION OF LATE FILING
 Commission File Number 0-24673

(Check one)

[X] Form 10-K and Form 10-KSB    [  ] Form 11-K
[   ] Form 20-F   [  ] Form 10-Q and Form 10-QSB   [   ] Form N-SAR

For period ended December 31, 2002

[   ] Transition Report on Form 10-K and Form 10-KSB
[   ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[   ] Transition Report on Form N-SAR

For the transition period ended ________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Metawave Communications Corporation

Former Name if applicable:

Address of principal executive office (Street and Number): 15231 NE 95th Street
City, state and zip code: Redmond, Washington 98052

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

On January 31, 2002, Metawave Communication Corporation (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Western District of Washington (the “Bankruptcy Court”) (Case No. 03-11272) (the “Bankruptcy Case”). The Company has continued to manage its properties and operate its businesses as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

Concurrent with the bankruptcy, the Company has been undertaking an orderly wind down of its operations. As a result, the Company has significantly downsized its operations and significantly reduced its workforce, management and administrative staff.

The process of filing the petition for relief and related activities coupled with the lack of personnel available to prepare the report have caused a substantial delay in the Company’s preparation of its Annual Report on Form 10-K and release of its final results of operations for the year ended December 31, 2002. As a result of the aforementioned events and due to the ongoing demands placed on the time of the remaining accounting and finance personnel (including, but not limited to, the maintenance of the Company’s remaining operations, negotiations with its creditors, selling off its inventory and other assets, continuing to collect and pay post-petition revenues and expenses, responding to requests for information from creditors, pursuing the Company’s litigation claims, managing the pending litigation claims against the Company, and preparing monthly operating reports for the Bankruptcy Court and U.S. Trustee’s Office), the Company has determined that it does not have, and will not have, the resources necessary to prepare and properly review the reports it is required to file under the Securities Exchange Act of 1934 going forward.

In addition, the aforementioned filing requires additional work by the Company’s independent auditors, which would require approval by the Bankruptcy Court. There can be no assurance that a motion to approve this additional expenditure, if made, would be approved.

The Company will file under cover of Current Reports on Form 8-K, portions of the monthly reports the Company files with the Bankruptcy Court and the U.S. Trustee’s Office.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Randy Scheer (Name)	(425) 702-5600 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III, Narrative, above for a discussion of the reduction in the Company’s personnel, the wind down of the Company’s operations and the Company’s pending Bankruptcy Case.

Metawave Communications Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003	By: /s/ Randy Scheer Randy Scheer Vice President of Finance

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).